

SECURIT[illegible] [illegible]MISSION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER 8-68135

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) **AND ENDING** 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JCRA FINANCIAL LLC

OFFICIAL USE ONLY

FIRM ID. NO.
149305

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 PENN PLAZA, 23RD FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name - if individual, state *last, first, middle name*)

110 Wall Street, 11th Floor (Address) New York (City) NY (state) 10005 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I William Kloehn **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of** JCRA FINANCIAL LLC **as of** September 30, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

MONICA JOSEPH
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES SEPTEMBER 23, 2013

Notary Public

Signature

Chief Executive Officer
Title

This report contains (check all applicable boxes):**

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[x] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report on Internal Controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JCRA Financial LLC

Financial Statements and Supplementary Information

For the Years Ended September 30, 2012 and 2011

JCRA Financial LLC

Financial Statements
and Supplementary Information

For the Years Ended September 30, 2012 and 2011

CONTENTS


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Members of
JCRA Financial LLC

We have audited the accompanying statement of financial condition of JCRA Financial LLC (the "Company") as of September 30, 2012 and 2011, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JCRA Financial LLC as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
November 20, 2012

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

JCRA Financial LLC
Statements of Financial Condition

	September 30, 2012	September 30, 2011
Assets		
Cash	$329,136	$ 262,081
Accounts receivable	215,429	213,274
Prepaid assets and other	62,074	43,637
Computer equipment, net of accumulated depreciation of $5,829 and $4,132	2,337	3,348
Total Assets	$608,976	$ 522,340
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	36,336	90,066
Accounts payable to related parties	7,635	2,258
Total Liabilities	$43,971	$ 92,324
Members' equity		
Contributed capital	932,000	932,000
Accumulated deficit	(366,995)	(501,984)
Total members' equity	565,005	430,016
Total liabilities and members' equity	$608,976	$ 522,340

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Operations

	For the Year Ended September 30, 2012	For the Year Ended September 30, 2011
Revenue		
Advisory services	$899,686	$ 935,738
Interest income	744	345
	900,430	936,083
Expenses		
Salaries and benefits	488,098	496,183
Office and general	136,977	92,814
Sales and marketing	25,580	32,357
Legal, professional, audit and accounting	68,862	47,149
Regulatory fees and expenses	1,895	800
Insurance	29,163	29,754
Interest payable	3	196
Other	1,826	4,341
Total expenses	752,404	703,594
Profit before income taxes	148,026	232,489
Provision for income taxes	13,037	-
Net profit	$134,989	$ 232,489

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Changes in Members' Equity
For the Years Ended September 30, 2012 and 2011

	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balances, September 30, 2010	$ 932,000	$ (734,473)	$ 197,527
Contributed capital	-		-
Net profit	-	232,489	232,489
Balances, September 30, 2011	$ 932,000	$ (501,984)	$ 430,016
Contributed capital	-		-
Net profit	-	134,989	134,989
Balances, September 30, 2012	$ 932,000	$ (366,995)	$ 565,005

See accompanying notes to financial statements.

JCRA Financial LLC
Statements of Cash Flows

	For the year ended September 30, 2012	For the year ended September 30, 2011
Cash flows from operating activities		
Net Profit	$ 134,989	$ 232,489
Adjustments to reconcile net profit to net cash provided by operating activities:		
Depreciation	1,697	2,132
Changes in operating assets and liabilities		
Accounts receivable	(2,155)	(79,924)
Prepaid assets and other	(18,437)	(24,792)
Accounts payable and accrued expenses	(53,730)	37,931
Accounts payable to related parties	5,377	(12,907)
Net cash provided by operating activities	67,741	154,929
Cash flows from investing activities:		
Computer equipment additions	(686)	(2,592)
Cash flows from financing activities:		
Capital contributions	-	-
Net change in cash	67,055	152,337
Cash, beginning of year	262,081	109,744
Cash, end of year	$ 329,136	$ 262,081
Supplemental Disclosure of Cash Flow Information		
Cash paid for:		
Interest	$3	$ 196
Income taxes	$7,974	$ 250

See accompanying notes to financial statements.

Note 1 - Organization and Operations

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a majority-owned subsidiary of J.C. Rathbone Holdings Limited (the "Parent") a company organized and based in the United Kingdom. J.C. Rathbone Holdings Limited's primary UK operating company, J.C. Rathbone Associates Limited, is regulated by the UK's Financial Services Authority ("FSA").

The Company provides strategic advisory services regarding business operations and investment banking transactional services, including structured finance advisory services and pricing execution. To date, the Company has not recognized any transaction based compensation (i.e. commissions) or performed services relating to any principal trading activity.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Cash
Cash consists of amounts denominated in US dollars. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. At September 30, 2012 and 2011, amounts held in cash accounts did not exceed federally insured limits.

Foreign Exchange
The Company has determined that the functional currency for the Company is the US dollar. Therefore, the Company translates foreign currency amounts at the exchange rate at the end of the period with the resulting gain or loss on foreign currency included in the statements of operations as "Other."

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. However, the Company is subject to state and local taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company for 2011 and 2010 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed.

Depreciation
Computer equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for doubtful accounts at September 30, 2012 and 2011 are required.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Note 3 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, the Company had net capital of $285,165, which was $280,165 in excess of the FINRA minimum net capital requirement.

Note 4 - Concentration of Customer Revenues

For the year ended September 30, 2012, five customers accounted for 80.5% of the Company's revenue. These customers accounted for 69% of accounts receivable as of September 30, 2012. For the year ended September 30, 2011, five customers accounted for 77% of the Company's revenue. These customers accounted for 100% of accounts receivable as of September 30, 2011. Major customers are those that account for more than 10% of revenue.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses, such as insurance, on behalf of the Company for which the Parent is reimbursed. Additionally, the Company and Parent may, from time to time, work collaboratively whereby the Parent provides pricing and consultancy support to the Company, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company reimburses the Parent for these expenses, and they have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition.

In the ordinary course of business the Company's employees may incur expenditures relating to services performed for the Company. These amounts are reimbursed through payroll. As of September 30, 2012 and 2011, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $7,635 and $2,258 as of September 30, 2012 and 2011 respectively.

Note 6 - Commitments and Contingencies
Employment Agreements

The Company has employment agreements with 2 of its executives, with no specified term. These agreements provide for a base salary, along with general medical and dental benefits.

Operating Leases

The Company leases office space under a single lease agreement. This agreement expires on the February 29th, 2013 and requires a monthly rent payment of approximately $3,942.

Note 7 - Subsequent Events

The Company evaluated events occurring between the end of its fiscal year, September 30, 2012, and November 20, 2012, when the financial statements were issued.

JCRA Financial LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
September 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See Independent Auditors' Report.

JCRA Financial LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended September 30, 2012

COMPUTATION OF NET CAPITAL		
Members' equity		$565,005
Less non-allowable assets:		
Accounts receivable, net	215,429	
Prepaid assets and other	62,074	
Computer equipment, net	2,337	
		279,840
Net capital		$285,165
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	36,336	
Accounts payable to related parties	7,635	
Total aggregate indebtedness		$43,971
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtedness)		2,931
(b) Minimum net capital required of broker dealer		5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 5,000
EXCESS NET CAPITAL		$ 280,165
EXCESS NET CAPITAL AT 1,000% (Net Capital - 10% of Aggregate Indebtedness)		$ 280,768
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.15 to 1

See Independent Auditors' Report.

JCRA Financial LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)
September 30, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5, as of September 30, 2012)

NET CAPITAL - As reported in the Company's Part IIA (unaudited) FOCUS report	$ 285,165
AUDIT ADJUSTMENTS	--
NET CAPITAL - September 30, 2012 (audited)	$ 285,165

There are no material differences between the Company's computation of net capital and the focus filing.

See Independent Auditors' Report.


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
JCRA Financial LLC

In planning and performing our audit of the financial statements of JCRA Financial LLC (the "Company"), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 212.785.9700

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
November 20, 2012